SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


       For the period ended December 2002 Commission File Number 1-7274
                                 ---------------

                                   Bell Canada
                 (Translation of Registrant's name into English)


    1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada
                            H3B 4Y7, (514) 870-1511
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                          Form 40-F  X
                           ------                             -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                 No  X
                     -------                            -----


If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection with Rule 12g3-2(b): 82-           .
                                   -----------



Notwithstanding any reference to Bell Canada's Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada's site or any other site on the World Wide Web referred to in Bell Canada's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

                             MATERIAL CHANGE REPORT

                   Section 146 of the Securities Act (Alberta)
               Section 85 of the Securities Act (British Columbia)
              Section 76 of The Securities Act, 1990 (Newfoundland)
                 Section 81 of the Securities Act (Nova Scotia)
                   Section 75 of the Securities Act (Ontario)
              Section 84 of The Securities Act, 1988 (Saskatchewan)


Item 1 - Reporting Issuer

The name of the reporting issuer is Bell Canada, the head office of which is located at 1050, Cote du Beaver Hall, Montreal, Quebec, H2Z 1S4.

Item 2 - Date of Material Change

December 2, 2002.

Item 3 - Press Release

A press release announcing the material change was issued by Bell Canada's parent company, BCE Inc. ("BCE"), on December 2, 2002 in Montreal, Quebec. A copy of the press release is annexed hereto and forms an integral part hereof.

Item 4 - Summary of Material Change

On December 2, 2002, Bell Canada's parent company, BCE, announced that it had completed the purchase of an approximate 16% interest in Bell Canada from an affiliate of SBC Communications Inc. ("SBC") for CDN$4.99 billion.

Item  5 - Full Description of Material Change

On December 2, 2002, Bell Canada's parent company, BCE, announced that it had completed the purchase of an approximate 16% indirect interest in Bell Canada (the "Remaining Interest") from an affiliate of SBC for CDN$4.99 billion. The purchase resulted from the exercise by BCE on November 11, 2002 of an option granted by Ameritech Canada Business Trust ("Ameritech Trust"), an affiliate of SBC, to BCE in respect of the Remaining Interest. With the closing of this transaction, BCE now indirectly owns 100% of Bell Canada's outstanding common shares.

Item 6 - Reliance/Confidential

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Senior Officer

Richard J. Mannion
Chief Legal Officer and
Corporate Secretary
(514) 870-8891

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.



DATED at Montreal, Quebec this 12th day of December, 2002

BELL CANADA
by       (signed) Richard J. Mannion
         ----------------------------------------------------
         Name:      Richard J. Mannion
         Title:     Chief Legal Officer and
                    Corporate Secretary

News Release

For Immediate Release

              BCE COMPLETES PURCHASE OF 100 PER CENT OF BELL CANADA

Montreal (Quebec), December 2, 2002 -- BCE Inc. (NYSE, TSX: BCE) today announced that it has completed the purchase of approximately 16 per cent in Bell Canada from an affiliate of SBC Communications Inc. of San Antonio, Texas
(SBC) for Cdn $4.99 billion.

"With 100% ownership of Bell Canada, we can clearly focus on our future, fully in control of our key asset," said Michael Sabia, President and CEO of BCE Inc. "That focus will be on simplifying Bell Canada, driving productivity gains and continuing to strengthen our balance sheet."

BCE raised the funds required for the payment of the Cdn $4.99 billion from proceeds resulting from the recently completed public issuance by BCE of common shares and debt securities, the sale of Bell Canada's directories business, and the issuance today of Cdn $250 million of BCE common shares to an affiliate of SBC.

"The success of the initiatives we took to finance the repurchase of Bell speaks to the overall strength of the company, and its prospects for the future," concluded Mr. Sabia.

About BCE
BCE is Canada's largest communications company. It has 24 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand.BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry --
CTV, Canada's leading private broadcaster, The Globe and Mail, the leading Canadian daily national newspaper and Sympatico.ca, a leading Canadian
Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

                                    -- 30 --

For further information:
Nick Kaminaris                               George Walker
Communications                               Investor Relations
(514)786-3908                                (514) 870-2488
Web site: WWW.BCE.CA

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   Bell Canada



                       (signed) Michael T. Boychuk
                ------------------------------------------------
                               Michael T. Boychuk
                       Senior Vice-President and Treasurer



                            Date: December 12, 2002